UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Ninth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Beach Street Trust

Fidelity Management & Research Company

FMR Co., Inc.

Fidelity Distributors Corporation

245 Summer Street

Boston, MA 02210

Please send all communications, notices and orders to:

Cynthia Lo Bessette, Esq.

Chief Legal Officer

Fidelity Management & Research Company

245 Summer Street, V10E

Boston, Massachusetts 02110

With a copy to:

John V. O’Hanlon, Esq.

Robert W. Helm, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Page 1 of 73 sequentially numbered pages.

As filed with the Securities and Exchange Commission on November 8, 2019.

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TABLE OF CONTENTS

Page

D. Conditions and Disclosure Relating to Section 12(d)(1) Relief	28

III. REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS	29

A. In Support of the Relief	29
1. Applicants Have Addressed Possible Concerns Regarding the Requested Relief	29
(a) Applicants Have Proposed an Adequate Arbitrage Mechanism so that Fund Shareholders would be Treated Equitably when Buying and Selling Shares	29
(b) The Funds Will Not Be Susceptible to Front Running or Free Riding	30
(c) The Tracking Basket Mechanism Will Not Have a Significant Market Impact on Securities That Are Part of a Fund’s Tracking Basket But Not in a Fund’s Portfolio	30
(d) The Tracking Basket Will Not Misrepresent a Fund’s Portfolio Holdings	32
2. The Funds Will Provide Investors the Traditional Benefits of ETFs	33

B. Legal Analysis of Relief	34
1. Sections 2(a)(32) and 5(a)(1) of the 1940 Act	35
2. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	36
3. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief	38
4. Section 22(e) of the 1940 Act	42
5. Section 12(d)(1) of the 1940 Act	44
6. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief	50

IV. CONDITIONS	53

A. ETF Relief	53

B. Section 12(d)(1) Relief	54

V. PROCEDURAL MATTERS	58

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

In the Matter of: Fidelity Beach Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation	Ninth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act
File No. 812-14364

SUMMARY OF APPLICATION

In this ninth amended and restated application (“Application”), Fidelity Beach Street Trust (the “Trust”); Fidelity Management & Research Company and FMR Co., Inc. (together, “FMR”); and Fidelity Distributors Corporation (“FDC” or the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate series of the Trust with actively managed investment portfolios described in Exhibit A hereto (each an “Initial Fund” and collectively, the “Initial Funds”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order requested herein apply not only to the Initial Funds but also to any additional series of the Trust offering Shares as well as other existing or future open-end management companies or series thereof offering Shares that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by Fidelity Management & Research Company, FMR Co., Inc., or an entity controlling, controlled by, or under common control with Fidelity

Management & Research Company or FMR Co., Inc. (Fidelity Management & Research Company, FMR Co., Inc., and each such other entity and any successor thereto included in the term “Adviser”), and (b) comply with the terms and conditions of the Application.1 The Initial Funds and Future Funds together are the “Funds.” Each Fund will operate as an exchange-traded fund (“ETF”).

The Order would permit (i) Shares of the Funds to trade on an Exchange (as defined below) at prices set by the market rather than at net asset value (“NAV”); (ii) certain Funds that invest in foreign common stocks (as defined below) to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable only in large aggregations (“Creation Units”); and (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Each Fund will issue Shares only in Creation Units. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”).

Applicants further request that, following approval, the terms and conditions of the Order may apply to other registered open-end management investment companies or series thereof not advised by the Adviser (“Licensed Funds”). Applicants anticipate that the Adviser or an affiliate thereof will enter into license agreements with the registered investment advisers advising the Licensed Funds (each, a “Licensed Adviser”, and together with the Licensed Funds, “Future Applicants”).2 Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.3

[1]	For the purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.
[3]

See Precidian ETFs Trust, et al., File No. 812-14405, Seventh Amendment, filed Apr. 4, 2019; 1940 Act Release Nos. 33440 (Apr. 8, 2019) (notice) (“Precidian Notice”) and 33477 (May 20, 2019) (order) (“Precidian Order” and collectively, “Precidian Notice and Order”); In re Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014; 1940 Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order). See also, e.g., In re American Beacon NextShares Trust, et al., File No. 812-14417, First Amendment, filed Feb. 23, 2015; 1940 Act Rel. Nos. 31498 (Mar. 6, 2015) (notice) and 31542 (Apr. 1, 2015) (order).

As an initial matter, it is important to note that the Securities and Exchange Commission (“SEC” or “Commission”) has issued orders on exemptive applications that involve actively managed exchange-traded funds (“Active ETFs”) seeking the same relief that Applicants are requesting,4 and recently adopted a rule permitting the operation of Active ETFs that meet certain conditions.5 As addressed below, however, there are distinguishing aspects of the Funds vis-à-vis Active ETFs currently offered in the market. Most importantly, the Funds will not publicly disclose their complete portfolio holdings on a daily basis.6 Accordingly, this Application discusses in detail the factual and legal considerations supporting the requested ETF Relief.

The principal difference between the Funds and prior Active ETFs is that the Funds, in lieu of disclosing complete portfolio holdings daily to facilitate market participants’ intra-day arbitrage in Shares, including hedging their positions in Shares, would provide other information that we believe will be sufficient on its own to enable such arbitrage. Specifically, with respect to each Fund, on each Business Day,7 a basket of securities and cash that is designed to closely track the daily performance of the Fund

[4]

See, e.g., Precidian Notice and Order; TigerShares Trust, et al., 1940 Act Rel. Nos. 33392 (Mar. 7, 2019) (notice) and 33438 (Apr. 2, 2019) (order); Pacer Funds Trust, et al., 1940 Act Rel. Nos. 33374 (Feb. 13, 2019) (notice) and 33397 (Mar. 12, 2019) (order); Victory Capital Management Inc., et al., 1940 Act Rel. Nos. 33371 (Feb. 8, 2019) (notice) and 33390 (Mar. 6, 2019) (order); AQR Trust and AQR Capital Management, LLC, 1940 Act Rel. Nos. 33342 (Dec. 21, 2018) (notice) and 33347 (Jan. 28, 2019) (order); RYZZ Capital Management, LLC, et al., 1940 Act Rel. Nos. 33332 (Dec. 19, 2018) (notice) and 33362 (Jan. 31, 2019) (order); and American Century ETF Trust and American Century Investment Management, Inc., 1940 Act Rel. Nos. 32838 (Sept. 28, 2017) (notice) and 32871 (Oct. 25, 2017) (order).

[5]	Rule 6c-11 under the 1940 Act; See Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).
[6]

The Commission recently issued an exemptive order to allow for the operation of Active ETFs that, like the Funds, would not publicly disclose their complete portfolio holdings on a daily basis. See Precidian Notice and Order. The Active ETFs that are the subject of the Precidian Order would use an alternative arbitrage mechanism based on a verified intraday indicative value calculated and disseminated every second throughout the trading day, together with the ability to create and redeem shares in exchange for a basket that is a pro rata slice of the ETF’s holdings through an unaffiliated broker-dealer acting on an agency basis. As discussed below, Applicants are proposing a different alternative arbitrage mechanism for the Funds.

[7]	“Business Day” is defined to include any day the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act.

(“Tracking Basket”) will be published on the Fund’s website before the commencement of trading of Shares.8 The Tracking Basket will be comprised of: (i) select recently disclosed portfolio holdings (“Strategy Components”); (ii) liquid U.S. exchange-traded ETFs that convey information about the types of instruments (that are not otherwise fully represented by the Strategy Components) in which a Fund invests (“Representative ETFs”);9 and (iii) cash and cash equivalents. The Tracking Basket will be constructed utilizing a mathematical optimization process to minimize deviations in the daily returns of the Tracking Basket relative to the daily returns of the Fund. The Tracking Basket will also constitute the names and quantities of instruments to be exchanged with a Fund for both purchases (“Deposit Instruments”) and redemptions (“Redemption Instruments”) of Shares. On each Business Day, before commencement of trading of Shares, the Tracking Basket Weight Overlap (defined below) will be published on the Fund’s website. The “Tracking Basket Weight Overlap” will be the percentage weight overlap between the holdings of the prior Business Day’s Tracking Basket compared to the holdings of the Fund that formed the basis for the Fund’s calculation of NAV at the end of the prior Business Day.10

Applicants anticipate that the difference in daily returns between the Fund and its Tracking Basket will have a consistent relationship and that the deviation in the daily returns between a Fund and its Tracking Basket will be sufficiently small such that the Tracking Basket will provide arbitrageurs11 with a reliable vehicle that they can use to effectuate low-risk arbitrage trades in Shares. Further, the daily disclosure of the Tracking Basket and the Tracking Basket Weight Overlap should allow market participants to

[8]

The Tracking Basket published on the Fund’s website each Business Day will include the following information for each portfolio holding in the Tracking Basket: (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Tracking Basket.

[9]

Given that the Tracking Basket would normally serve as a Fund’s Creation Basket (as defined below), a Fund may acquire Representative ETFs to create or redeem Shares. A Fund would not hold Representative ETFs for investment purposes.

[10]	The Fund’s Website will note that the Tracking Basket Weight Overlap is calculated based on the Tracking Basket and portfolio holdings as of the prior Business Day.
[11]	As used in this application, “arbitrageurs” include market makers, authorized participants (“APs”), and other arbitrageurs.

understand the relationship between the performance of a Fund and its Tracking Basket. In particular, the Tracking Basket Weight Overlap would help market participants evaluate the risk that the performance of the Tracking Basket may deviate from the performance of the portfolio holdings of a Fund. Accordingly, Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s shares, which will facilitate the arbitrage process that permits the shares of an ETF to trade at market prices that are at or close to NAV.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).12 Applicants request that any exemption under Section 12(d)(1)(J) apply: (1) with respect to Section 12(d)(1)(B), to any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), to each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section

[12]

As described below, the Section 12(d)(1) Relief (defined below), includes a novel element that permits a Fund that relies on the 12(d)(1) relief requested in this Application to invest in excess of the Section 12(d)(1)(A) limits in connection with a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units.

12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief” and together with the ETF Relief, “Relief”).13

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I.	Actively Managed Exchange-Traded Funds

A.	Applicants

1.	The Trust

The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The Trust will be organized as a series fund and may have multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.14 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-

[13]

Certain Funds may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) (each such Fund, an “FOF ETF”). In no case will a Fund that is an FOF ETF rely on the Section 12(d)(1) Relief.

[14]	The term “Board” includes any board of trustees of a Future Fund, if different.

diversified” under the 1940 Act. To the extent that a Fund operates as a regulated investment company (“RIC”), the Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended.

2.	The Funds

Each Fund may invest only in ETFs, Exchange-traded notes, Exchange-traded common stocks,15 common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares (“foreign common stocks”), Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),16 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts, and exchange-traded futures17 that trade contemporaneously with the Shares, as well as cash and cash equivalents (collectively, “Permissible Investments”).18

No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase.

3.	The Adviser

Fidelity Management & Research Company or FMR Co., Inc. will be the investment adviser to each Initial Fund. Each of Fidelity Management & Research Company and FMR Co., Inc. is a

[15]	Although a Fund may invest in securities of companies of any capitalization, a Fund will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.
[16]

ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[17]

Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index future. All future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[18]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.

Massachusetts corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

4.	The Distributor

FDC, a registered broker-dealer under the Exchange Act, is a Massachusetts corporation and will act as the distributor and principal underwriter of the Funds. The Distributor will distribute Shares on an agency basis. Applicants request that the Order requested herein apply to any future Distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

No Distributor, Adviser, Sub-Adviser, Trust or Fund is, or will be, affiliated with any Exchange.

B.	Applicants’ Proposal For Funds

Except for the unique features of the Funds described in this section, the Funds will generally operate in the same manner as existing Active ETFs.

1.	Background

In issuing orders for Active ETFs, the Commission has historically required full disclosure of portfolio holdings on a daily basis as a means of facilitating the arbitrage mechanism, such that shares trade at or close to NAV.19 In the Rule 6c-11 Proposing Release, the Commission described daily holdings disclosure as “[o]ne mechanism that facilitates the arbitrage mechanism,” implying that there may be other

[19]

See Exchange-Traded Funds, 1940 Act Rel. No. 33140 (June 28, 2018) (“Rule 6c-11 Proposing Release”) (“to facilitate the ability of market makers to make markets in ETF shares, our exemptive orders have historically required ETFs to provide a certain degree of daily transparency”); see also Precidian Notice at paragraph 12.

methods to permit arbitrageurs to value and hedge a position in an ETF’s shares.20 More recently, the Commission granted exemptive relief to operate Active ETFs that do not publicly disclose their holdings daily in the Precidian Order, thereby recognizing that full portfolio transparency is not necessarily required to facilitate the arbitrage mechanism.21 Although Applicants are proposing an alternative arbitrage mechanism that differs from that of the Active ETFs previously approved by the Commission, Applicants likewise believe their proposed mechanism will facilitate effective arbitrage.

2.	The Funds’ Proposed Arbitrage Mechanism

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in an ETF’s shares. Applicants’ view is based on the fact that, in their experience, as the risk of a trade increases, so must the profit potential for the trade to be undertaken by a trader or arbitrageur. In the ETF context, this means that, the profit potential needed for an arbitrageur to undertake an arbitrage trade in an ETF’s shares depends on the risk magnitude of the trade. The greater the risk, therefore, the wider the spread would need to be for the arbitrageurs to engage in a trade. Overall, reducing the risk of an arbitrage trade should encourage market activity that is designed to drive the market price of an ETF’s shares toward NAV and reduce any spread and premium/discount between such market price and NAV.

Active ETFs currently offered in the market seek to facilitate low-risk arbitrage trades by providing full portfolio holdings transparency daily. Because FMR is an active manager that uses proprietary research and expertise to manage client portfolios, FMR has determined that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies “transparent.” By revealing holdings daily, Active

[20]

See Rule 6c-11 Proposing Release; Rule 6c-11 Adopting Release. See also Precidian ETFs Trust, et al., 1940 Act Rel. No. 31300 (Oct. 21, 2014) (“2014 Notice”) (suggesting that an alternative approach could satisfy the relevant standards for exemptive relief if it “provided an adequate substitute for portfolio transparency”).

[21]

See Precidian Notice (noting the Commission’s belief “that the alternative arbitrage mechanism proposed by Applicants can also work in an efficient manner to maintain an ActiveShares ETF’s secondary market prices close to its NAV”).

ETFs risk signaling to the market their investment intent with respect to certain securities, leading other market participants to “front run” and trade and establish sizable positions in anticipation of activity. Applicants recognize that publication of the Tracking Basket is not equivalent to publication of the complete portfolio holdings of a traditional Active ETF, and could potentially cause a Fund’s Shares to have wider spreads and larger premiums/discounts22 than traditional Active ETFs.23 However, as described in further detail below, Applicants have concluded that low-risk arbitrage trades in Shares can also be facilitated by disclosing on a daily basis a Tracking Basket comprised of Strategy Components, Representative ETFs, and cash and cash equivalents, which can be used as a pricing and hedging vehicle by APs and market makers.24

[22]

Applicants distinguish between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV. The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market. The “premium/discount” refers to the premium or discount to NAV at the end of a trading day and will be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the official closing price of Shares on the Fund’s Exchange. The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer based on the National Best Bid and Offer (“NBBO”) at the time that the Fund’s NAV is calculated. The “NBBO” is the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

[23]

A variety of factors may contribute to wider spreads and larger premiums/discounts, including severe market disruption, diminished liquidity of the portfolio, and less portfolio transparency. In these circumstances, investors may pay more or less than NAV when they purchase Shares, or receive more or less than NAV when they sell Shares, in the secondary market. Applicants believe that the potential for wider spreads and larger premiums/discounts will be mitigated over time as a result of increasing secondary market volume, AP activity, and marketplace acceptance of the Funds.

[24]

The Commission similarly found that an alternative mechanism could facilitate arbitrage in an Active ETF’s shares in issuing the recent Precidian Order. There, the Commission recognized that while the absence of full portfolio holdings transparency could lead to “spreads and premiums/discounts that are larger than those of [Active] ETFs [that disclose their full portfolio holdings daily,]” provided arbitrage keeps the secondary market price and NAV of such an Active ETF close, and does so efficiently so that spreads are narrow, “investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.” See Precidian Notice at paragraph 26. Though the Active ETFs in the Precidian Notice would use a different alternative arbitrage mechanism than the Funds, Applicants believe the Funds’ proposed arbitrage mechanism can similarly keep the secondary market price and NAV of a Fund’s shares close and do so efficiently so that spreads are narrow. In addition, as discussed in further detail below, Applicants believe that investors would benefit from the opportunity to invest in the Funds.

(a)	Tracking Basket

For each Fund, FMR will identify the contents of a Tracking Basket, designed to track closely the daily performance of the Fund.25 The Tracking Basket will solely consist of a combination of Strategy Components, Representative ETFs, and cash and cash equivalents. The Tracking Basket will only include Permissible Investments.

The optimization process described below is applied to select the Strategy Components from among the most recently disclosed portfolio holdings. Representative ETFs are selected for inclusion in the Tracking Basket such that, when aggregated with the other Tracking Basket components, the Tracking Basket corresponds to the Fund’s overall holdings exposures.26 The Adviser will not hold Representative ETFs in a Fund’s portfolio, except for purposes of effecting transactions in Creation Units. Representative ETFs may constitute no more than 50% of the Tracking Basket’s assets on each Business Day at the time the Tracking Basket is published.

The Tracking Basket will be constructed utilizing an optimization process to minimize daily deviations in return of the Tracking Basket relative to the Fund and will be used to facilitate the creation/redemption process and arbitrage. The proprietary optimization process mathematically seeks to minimize three key parameters that Applicants believe are important to the effectiveness of the Tracking

[25]

Applicants will generate a Tracking Basket for a new Fund using the holdings of a non-disclosed model portfolio, which the Adviser will manage in advance of a Fund’s launch. Until a Fund publicly discloses its holdings for the first time, a Fund’s Tracking Basket will consist of certain of the model portfolio’s monthly holdings with a 30 day lag plus Representative ETFs and cash and cash equivalents.

[26]

The set of Representative ETFs that are to be used in the Tracking Basket will depend on certain factors, including the Fund’s investment objective, past holdings, and benchmark, and may change from time to time. For example, a diversified U.S. fund benchmarked to a diversified U.S. index would use liquid U.S. exchange-traded ETFs to capture size (large, mid or small capitalization), style (growth or value) and/or sector exposures in the Fund’s portfolio. Representative ETFs will not include leveraged and inverse ETFs.

Basket as a hedge: Tracking Error,27 turnover cost, and basket creation cost.28 Typically, the Tracking Basket is expected to be rebalanced on schedule with the public disclosure of the Fund’s holdings;29 however, a new Tracking Basket may be generated as frequently as daily. In determining whether to rebalance the Tracking Basket, the Adviser will consider various factors, including liquidity of the securities in the Tracking Basket, Tracking Error, and the cost to create and trade the Tracking Basket. For example, if the Adviser determines that a new Tracking Basket may reduce the variability of return differentials between the Tracking Basket and the Fund when balanced against the cost to trade the new Tracking Basket, rebalancing may be appropriate.

Each Fund will adopt and implement policies and procedures regarding the composition of its Tracking Basket. The Fund’s Tracking Basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

(b)	Tracking Basket Weight Overlap

As noted above, on each Business Day, the Tracking Basket Weight Overlap will be published on the Fund’s website before the commencement of trading of Shares. Tracking Basket Weight Overlap will be calculated by taking the lesser weight of each asset held in common between a Fund’s portfolio and the Tracking Basket, and adding the totals.

[27]

“Tracking Error” is the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Tracking Basket per share NAV and that of the Fund at the end of the trading day).

[28]	Turnover cost and basket creation cost are measures of the cost to create and maintain the Tracking Basket as a hedge.
[29]

Every day, however, a cash amount could be added to or subtracted from the Tracking Basket to account for differences in value between a Fund’s Tracking Basket and portfolio that result from different relative returns. In addition to accounting for cash in these circumstances, the Fund’s Tracking Basket may also include cash to represent the Fund’s holdings of cash or cash equivalents.

(c)	Portfolio Holdings Disclosure

Applicants anticipate that each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, 30 on its website on a monthly basis with a 30 day lag.31

(d)	Effective Arbitrage

Applicants believe that the Tracking Basket will enable arbitrageurs to understand the value and risk of a Fund’s actual portfolio and to create effective hedging strategies to allow for efficient arbitrage of Fund Shares. Market participants should have sufficient information available to them about the Tracking Basket and its historical performance versus that of the Fund such that they should be able to anticipate deviations in such performance. Additionally, the daily returns of the Tracking Basket should have sufficiently small deviation from the daily returns of the Fund. Taken together, these factors should allow market participants to have confidence, and be able, to trade effectively, as well as hedge their positions accurately. Moreover, these factors should result in narrow bid/ask spreads, as arbitrageurs will be able to anticipate the implied risk of arbitrage trades and reduce arbitrage trade costs. Furthermore, Applicants believe that active two-way markets will develop for Fund Shares and competition for trade flow will also drive market participants to maintain narrow bid/ask spreads. As is the case with existing ETFs, arbitrageurs would be able to assess whether the market price of a Fund’s Shares is higher or lower than the approximate intraday value of the Fund’s actual portfolio (as represented by the intraday price of the Tracking Basket), and to make arbitrage and hedging decisions using the Tracking Basket. For example, if a Fund’s Shares are trading on an Exchange at a discount to the value of the Tracking Basket, arbitrageurs

[30]	The Funds would also be required to disclose this information on Forms N-CSR and N-PORT. See discussion infra Section III.A.1(b).
[31]

The Adviser reserves the right to apply other portfolio holdings disclosure policies to the extent such policies are: (i) deemed appropriate for Future Funds; (ii) approved by a Fund’s Board; and (iii) consistent with the requirements of the 1940 Act.

would purchase the number of Shares needed to assemble a Creation Unit and then redeem the Creation Unit from the Fund in exchange for the more valuable securities in the Tracking Basket. In addition, an arbitrageur could hedge its intraday risk by selling short the securities in the Tracking Basket. The arbitrageur would use securities in the Tracking Basket it obtained when redeeming the Creation Unit to cover its short positions. The arbitrageur’s purchases of Shares would have the effect of reducing the supply of Shares in the market, causing the market price of the Shares to increase, thereby bringing the market price of the Shares closer to the NAV of the Tracking Basket.

Applicants believe the Funds’ arbitrage process would operate similarly to the arbitrage process in place today for existing ETFs that use in-kind baskets for creations and redemptions that do not reflect the ETF’s complete holdings but nonetheless produce performance that is highly correlated to the performance of the ETF’s actual portfolio. As discussed in further detail in Sections III.A.1(c) and (d) below, Applicants have observed highly efficient trading of ETFs that invest in markets where security values are not fully known at the time of ETF trading, and where a perfect hedge is not possible, such as international stock and bond ETFs, and certain ETFs that seek to track the (price and yield) performance of an underlying index (“Index ETFs”). While the ability to value and hedge many of these existing ETFs in the market may be limited, the majority of these ETFs have maintained an effective arbitrage mechanism and traded efficiently.

C. Benefits of Funds to Investors

Applicants believe there is significant investor demand for Active ETFs that remains unmet and that the Funds would have broad appeal because they would provide investors with flexibility, choice and the alpha potential of active management in a cost-efficient, tradeable vehicle. Further, Applicants assert that the Funds would allow investors to access active investment strategies offered by certain investment advisers that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (i.e., relative tax efficiency, lower cash drag, and lower operational expenses) and without raising investor protection concerns that are not otherwise addressed by the terms and conditions of the requested relief.32

Exchange-traded products have grown in assets by a 17% compounded annualized growth rate over the last five years.33 Much of the growth in exchange-traded products, however, has been attributable to asset flows into Index ETFs. While 77% of mutual fund assets under management industry-wide are invested in actively managed strategies, only two percent of exchange-traded product assets utilize actively managed strategies.34

Applicants believe this is primarily attributable to constraints in the development of Active ETF products due to concerns by fund sponsors of the potential for front running products that disclose holdings daily.35 The Funds propose to facilitate efficient trading of Shares via an alternative arbitrage mechanism, while protecting the identity of a Fund’s full portfolio contents. Applicants believe that this structure will provide investors with the traditional benefits of ETFs while protecting the Funds from the potential for front running or free riding of portfolio transactions, which could adversely impact the performance of a Fund.

Applicants also believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. Based on Applicants’ extensive experience with

[32]

The Commission acknowledged these benefits in the Precidian Notice. See Precidian Notice at paragraph 26. As noted above, in the Precidian Notice, the Commission set forth its belief that, provided arbitrage keeps the secondary market price and NAV of an Active ETF that does not publicly disclose its complete portfolio holdings daily close, and does so efficiently so that spreads are narrow, “investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.”

[33]	In contrast, mutual fund products have grown in assets by 4% compounded rate over the same time period. Strategic Insight: Simfund Mutual Fund Database, as of December 31, 2018.
[34]

Of the two percent of exchange-traded product assets that utilize actively managed strategies, 78% are fixed income strategies. As a comparison, only 33% of assets invested in actively managed mutual funds are in fixed income strategies. Mutual Fund assets exclude money market funds. Id.

[35]

See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (Sept. 2017) (“The market for fully transparent actively managed ETFs has been slow to develop, in large part due to the fact that many active managers are reluctant to disclose their portfolios because of concerns that this will open up the possibility for others to replicate, and possibly undermine, the portfolios’ trading strategy.”).

investors purchasing ETFs on Fidelity’s brokerage platform and as an ETF sponsor, Applicants have observed that investors have shown a significant interest in the ability to trade intraday for a variety of reasons, including availing themselves of certain desirable exchange-traded features, such as stop-loss and limit orders, obtaining real-time pricing of trades, and managing their portfolios with more flexibility and precision.

D.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial owners will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

E.	Exchange Listing

Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares. It is expected that the Exchange will select, designate or appoint one or more specialists or market makers (collectively, “Exchange Market Makers”) for the Shares of each Fund.36 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.

F.	Purchases and Redemptions of Shares

1.	General

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is ordinarily expected to be determined at 4:00 p.m. Eastern Time (“ET”) on each Business Day (“NAV Calculation Time”). The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Creation Units of each Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of Deposit Instruments and shareholders redeeming their Shares will receive an in-kind transfer of Redemption Instruments. The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a

[36]

If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.B.3 below.

Fund (collectively, the “Creation Basket”)37 will be the same as the Fund’s Tracking Basket, except to the extent purchases and redemptions are made entirely or in part on a cash basis, as described below.

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of Creation Baskets that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters. The Fund’s Creation Basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.38 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an AP, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

[37]	Deposit Instruments and Redemption Instruments may include cash and/or securities.
[38]

In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different Portfolio Instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an AP to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the AP or the investor on whose behalf the AP is acting.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.39 The Tracking Basket and the Tracking Basket Weight Overlap will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units entirely or in part on a cash basis.

All orders to purchase Creation Units must be placed with the Distributor by or through an AP, which is a member or participant of a clearing agency registered with the Commission, which has a written agreement with the Fund or one of its service providers that allows the AP to place orders for the purchase and redemption of Creation Units. An investor does not have to be an AP, but must place an order through, and make appropriate arrangements with, an AP. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an AP in Shares.

2.	Transaction Fees

All persons purchasing or redeeming Creation Units may incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement

[39]

The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Creation Unit to the desired portfolio composition (“Transaction Fee”).

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.40 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.41 Transaction Fees will differ for each Fund, depending on the transaction expenses related to the instruments held in each Fund’s portfolio (“Portfolio Instruments”). Variations in the Transaction Fee may be made from time to time. In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,42 because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.

3.	Timing

All orders to purchase or redeem Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV Calculation Time on the date the order is placed (“Transmittal Date”) in order for the purchaser or seller to receive the NAV determined on the

[40]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
[41]

Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments or requires purchases or redemptions to be made entirely or in part in cash on a given day, the Fund may assess a higher Transaction Fee to offset higher transaction costs to the Fund.

[42]

APs who participate in the Continuous Net Settlement (“CNS”) System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their baskets of Deposit Instruments and Redemption Instruments to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the NSCC Process is generally more efficient than the DTC clearing process (the “DTC Process”), DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

Transmittal Date.43 In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.44 On days when an Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

4.	Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, and it is also subject to the current value of the Portfolio Instruments held by the Fund. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.

Therefore, prices on the Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Exchange will be subject to customary brokerage fees and charges.

G.	Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in

[43]

In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority of the Board either at a meeting or by written consent or by the affirmative vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents provide that the Board has the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

[44]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis.

which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

H.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about a Fund. Investors interested in a particular Fund can obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-CEN, filed with the Commission. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

The Funds’ website will include on a daily basis, per Share for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV. The Funds may also provide other additional quantitative information on their website. In addition, each Fund will provide any other information on their website regarding premiums/discounts that ETFs registered under the 1940 Act may be required to provide. The website will also disclose the Tracking Basket for each Fund, the Tracking Basket Weight Overlap, and bid/ask spread information for each Fund. In addition, the website will include a legend that will highlight for investors the differences between the Funds and traditional Active ETFs, as well as disclosure relating to the risks of investing in a Fund. The legend and risk disclosures are described below in Section I.I.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be published daily in the financial section of newspapers.

I.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take steps to avoid investor confusion between the Funds and fully-transparent actively managed ETFs. Applicants will make clear the distinctive features of the Funds in each Fund’s Prospectus, SAI, website, and marketing materials.

In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s Prospectus and Summary Prospectus, as well as each Fund’s website and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

•

The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.

•	The ETF will publish on its website each day a “Tracking Basket” designed to help trading in shares of the ETF. While the Tracking Basket includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e. the later discussion on the Tracking Basket and the risks of the ETF] below.

Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Tracking Basket, how the Tracking Basket is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Tracking Basket and the Tracking Basket Weight Overlap. Each Fund will describe in more detail and in plain English that, (1) although the Tracking Basket is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published Tracking Basket may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade, and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Tracking Basket to identify a Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

The Funds will also disclose that because the Shares are traded in the secondary market, a Broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

J.	Monitoring of Fund Operations

Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after launch of each Fund, 45 the Adviser will promptly call a meeting of the Board, or a designated Committee thereof (and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures) and the Board or Committee will promptly meet46 (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00%; or (b) the bid/ask spread exceeds 2.00%.47 In each case, the Board or Committee will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount, spread, or Tracking Error as applicable.48 The Board or Committee will then decide

[45]	After the first three years, the Fund’s Board or Committee will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.

[46]

The requirement to call a meeting of the Board or Committee promptly after reaching a threshold will be met if the Adviser makes the required communications, and the Board or Committee undertakes the considerations specified herein, during the applicable time period but in advance of the threshold actually being reached (for example, if the Board or Committee has a regularly scheduled meeting on the 13th day in a row where the bid/ask spread has exceeded 2.00% and decides on a particular action to be taken in the event the 15-day threshold is reached, the Board or Committee need not meet again to discuss such action).

[47]

Applicants believe the proposed time periods and pricing differential threshold strikes an appropriate balance between investors’ need for an orderly market and the need for additional Board or Committee review. Applicants reserve the right to adopt additional or lower (i.e., less than 1.00% for the Tracking Error or less than 2.00% for the others) thresholds to the extent deemed appropriate and approved by a Fund’s Board or a designated Committee thereof.

[48]

For at least the first three years after launch of each Fund, the Board or Committee will also undertake these considerations on an annual basis, regardless of whether the Fund’s preset thresholds have been crossed.

whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creations Units, modifications to the Tracking Basket process, changing the Fund’s investment objective or strategy, and liquidating the Fund.

The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

K. Monitoring of a Fund’s Portfolio Securities

Applicants acknowledge that a security held in the Fund’s portfolio but not in the Tracking Basket might not have readily available market quotations, which could be the situation when, for example, an Exchange institutes an extended trading halt in a portfolio security, leading to a potential increase in the Tracking Error between the portfolio and the Tracking Basket. If the Adviser determines that a security held in the Fund’s portfolio but not in the Tracking Basket does not have readily available market quotations and that such circumstance may affect the reliability of the Tracking Basket as an arbitrage vehicle, that information, along with the identity and weighting of that security in the Fund’s portfolio, will be publicly disclosed on the Fund’s website.49 Applicants believe that in situations where a security in the Tracking Basket does not have readily available market quotations, market participants will have enough information to determine the value of the security and evaluate the accuracy of the market price for the Fund.50 The Adviser will also assess appropriate remedial measures, including rebalancing the current Tracking Basket.

[49]

If securities representing 10% or more of a Fund’s portfolio do not have readily available market quotations, Applicants would promptly request the Exchange to halt trading on the Fund. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade shares of a Fund.

[50]

To the extent that a security in the Tracking Basket does not have readily available market quotations, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published baskets. In such situations, a Fund would accept or deliver cash in lieu for the security and adjust the estimated cash amount in the Tracking Basket with respect to the security deemed non-deliverable.

L.	Protecting Confidential Fund Holdings Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and persons acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein will not apply).

II.	Funds of Actively Managed Exchange-Traded Funds.

A.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

III.	Request for Exemptive Relief and Legal Analysis

A.	In Support of the Relief

1.	Applicants Have Addressed Possible Concerns Regarding the Requested Relief

(a)	Applicants Have Proposed an Adequate Arbitrage Mechanism so that Fund Shareholders would be Treated Equitably when Buying and Selling Shares

The Commission has expressed concerns regarding the potential for inequitable treatment among Active ETF shareholders as an Active ETF could discriminatorily place investors who have the financial resources to purchase or redeem a Creation Unit in a different position than retail investors who are expected generally to buy and sell ETF shares at market price.51 In particular, the Commission has expressed concern that material deviations could develop between the market price of an Active ETF’s shares and the Active ETF’s NAV. This could result in retail investors being disadvantaged because they buy and sell such shares at market price whereas APs are able to buy and redeem them directly with the Active ETF at NAV. As described below in Section III.B.2, Applicants believe that the Funds’ arbitrage mechanism, like that of other ETFs, will work in an efficient manner to maintain the Funds’ secondary market prices close to their NAV. In particular, the published Tracking Basket and Tracking Basket Weight Overlap for each Fund will allow arbitrageurs to estimate the value of and hedge positions in a Fund’s Shares, thereby facilitating the arbitrage process that permits the shares of an ETF to trade at market prices at or close to NAV.

[51]

See 2014 Notice (“This close tie between the prices paid by retail investors and [APs] is important because [S]ection 22(d) and [R]ule 22c-1 under the [1940] Act are designed to require that all fund shareholders be treated equitably when buying and selling their fund shares.”).

(b)	The Funds Will Not Be Susceptible to Front Running or Free Riding[52]

Unlike Active ETFs currently offered in the market, Applicants will not disclose a Fund’s full portfolio holdings on a daily basis. Instead, Applicants will disclose the contents of a Fund’s Tracking Basket and the Tracking Basket Weight Overlap on a daily basis and will also generally disclose a Fund’s portfolio holdings monthly with a 30 day lag.53 Applicants do not believe that this information will be sufficient for third parties, including sophisticated market participants, to reverse engineer a Fund’s portfolio and front run or free ride a Fund. Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering. Applicants have a significant incentive to minimize the risks of front running and free riding in the Funds because the very purpose of using an alternative arbitrage mechanism is to facilitate the operation of the Funds in a manner that limits their susceptibility to predatory trading practices, like front running and free riding.54

(c)	The Tracking Basket Mechanism Will Not Have a Significant Market Impact on Securities That Are Part of a Fund’s Tracking Basket But Not in a Fund’s Portfolio

Applicants recognize that including a security in a Fund’s Tracking Basket that is not held in the Fund’s portfolio, or that is held in a different amount in the Fund’s portfolio, could result in additional trading of that security and impact its market price. Applicants believe, however, they have structured the Tracking Basket mechanism so as to avoid having a significant market impact on such securities.

[52]

“Front running” occurs when other investors are permitted to trade ahead of a fund based on public knowledge that the fund will trade later. “Free riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it.

[53]

Traditional mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-PORT. Many of the mutual funds advised by the Adviser make their portfolio holdings available on Fidelity’s website on a monthly basis, 30 days after the month end. Applicants will otherwise disclose only the information discussed above, including each Fund’s Tracking Basket Weight Overlap.

[54]

The Commission has previously recognized that applicants seeking to operate Active ETFs that do not publicly disclose their complete holdings daily have such an incentive. See Precidian Notice at paragraph 34.

A Fund’s Tracking Basket will be comprised of Strategy Components, Representative ETFs, and cash and cash equivalents. Although a Fund’s Tracking Basket may contain Strategy Components that are not in the Fund’s portfolio, or that are held in the Fund’s portfolio but weighted differently in the Tracking Basket than in the Fund’s portfolio, Applicants do not believe these differences will result in a significant market impact to the applicable securities. Applicants note that 100% of the Strategy Components and Representative ETFs in the Tracking Basket will be liquid and listed on an Exchange or otherwise traded contemporaneously with the Fund’s Shares.55 Further, the Funds will include in the Tracking Basket only securities that have exhibited a high average daily trading volume. Given the limited trading volume expected to result from inclusion of a security in a Tracking Basket relative to overall trading volume of that security, any market impact should therefore be minimal.

In addition, Applicants believe that the Representative ETFs in the Tracking Basket should not be susceptible to market impact due in large part to the structure and operation of ETFs. ETFs continuously offer shares through creation and redemption activity, and their built-in arbitrage mechanism has generally resulted in ETFs trading in the secondary market at prices at or close to net asset value. In addition, an ETF can create or redeem shares to help maintain overall liquidity. Furthermore, Applicants note that ETFs are required to adopt liquidity risk management programs that are reasonably designed to assess and manage liquidity risk. As a result, Applicants do not believe that the Tracking Basket mechanism will have a significant market impact on the Representative ETFs included in the Tracking Basket.

Furthermore, Applicants do not believe that the Tracking Basket mechanism raises new or novel concerns regarding market impact on securities not held in an ETF’s portfolio. Applicants note that certain existing ETFs utilize baskets that contain only a subset of their portfolio holdings (or underlying index constituents) to effect creation and redemption transactions, thereby potentially impacting the market for certain holdings or constituents disproportionately to other holdings or constituents. For example, an Index

[55]	The only assets in a Tracking Basket other than Strategy Components and Representative ETFs would be cash or cash equivalents. See supra Note 18 and text accompanying Note 8.

ETF may utilize a representative sampling strategy, with its basket containing only the index constituents it holds, and/or may use a sampled basket to effect creations and redemptions on a given business day as permitted under its exemptive relief.56 Moreover, Applicants note that there are various instances in which arbitrageurs construct hedge positions in an ETF utilizing (or on the basis of) securities or other instruments not included in the ETF’s portfolio. For example, where an Index ETF utilizes a representative sampling strategy, it may hold a subset of securities included in its underlying index, but an arbitrageur may utilize a different subset of index constituents when hedging its position. In addition, rather than hedging on a position-by-position basis, an arbitrageur may hedge its overall portfolio on a net basis. Such hedging practices could result in a market impact for securities not held in the portfolio of the ETF in which the arbitrageur is hedging its position.

For these reasons, Applicants do not believe that the Tracking Basket mechanism will have a significant market impact on securities that are part of a Fund’s Tracking Basket, but not in the Fund’s portfolio.

(d)	The Tracking Basket Will Not Misrepresent a Fund’s Portfolio Holdings

Although there will be differences between a Fund’s Tracking Basket and the Fund’s portfolio holdings, the Tracking Basket will not misrepresent the Fund’s portfolio holdings or create a perception of false information in the marketplace. The Tracking Basket is not intended to, and will not, mislead shareholders, and in fact is designed to serve the opposite purpose: to convey adequate information to the market about the Fund, its return profile, and the drivers of those returns in order to facilitate efficient arbitrage. If the Tracking Basket were to mislead investors or misrepresent the Fund’s holdings, it would degrade the value of the Tracking Basket as a means to achieve effective arbitrage, thereby undermining

[56]

Similarly, there are instances in which an ETF’s basket contains securities that will not ultimately be held in the ETF’s portfolio, such as where a security is included in an Active ETF’s basket and the Active ETF sells out of its entire position that trading day. An Index ETF may also face this issue in connection with a portfolio rebalancing to realign its portfolio holdings with a newly rebalanced index. In such a case, while an ETF’s basket will generally reflect the ETF’s current holdings, the ETF’s portfolio manager will sell some of the securities at the next opportunity if the securities are no longer in the index following the rebalance.

the entire product structure. Accordingly, it is in the interest of both the Funds and the Adviser to publish Tracking Baskets that do not mislead shareholders.

Applicants will take steps to avoid investor confusion by providing plain English disclosures regarding the Funds, the Tracking Basket, and the Tracking Basket Weight Overlap. As described above in Section I.I, a Fund will prominently disclose, among other things, that while the Tracking Basket includes some of the Fund’s holdings, it is not the Fund’s actual portfolio. Additionally, the Tracking Basket Weight Overlap will be available to investors each Business Day, providing investors with an understanding of the degree to which the Tracking Basket and the Fund’s portfolio overlap. Applicants believe these steps will minimize confusion about the Fund’s investments and how they differ from the disclosed Tracking Basket. In addition, while the Adviser will not hold Representative ETFs in a Fund’s portfolio for investment purposes, Representative ETFs will nonetheless convey accurate information about the types of instruments in which the Fund invests given that Representative ETFs will themselves invest in the types of securities included in the Fund’s portfolio. Moreover, because a Fund will not invest in Representative ETFs for investment purposes, the public will know that the Representative ETFs are only part of the published Tracking Basket, and are held in the Fund’s portfolio only for purposes of effecting transactions in Creation Units.

2.	The Funds Will Provide Investors the Traditional Benefits of ETFs

The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors. These include:

•

Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices. As noted above, ETFs offer certain desirable exchange-traded features, such as stop-loss and limit orders, and enable investors to manage their portfolios with more flexibility and precision.

•

Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund. One of the most widely touted advantages of the ETF structure is its tax efficiency, which is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind where appropriate so as to avoid recognizing capital gains on appreciated securities. Applicants concede that the Funds may not be as tax efficient as, for example, certain Index ETFs, but anticipate the Funds will be more tax efficient than similar strategies in a traditional mutual fund or ETFs that generally do not effect purchases and redemptions of creation units in kind.

•

Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund. Applicants expect the Funds to have lower total annual operating expense ratios, because some of the costs embedded in the expense ratios of mutual funds, such as transfer agency fees, are generally lower in the case of ETFs (like the Funds). This is the case because, among other matters, the cost of servicing mutual fund shareholders is typically borne by the funds, whereas the costs of servicing ETF shareholders may be paid separately by shareholders to Brokers that hold the accounts and through whom shareholders transact in ETF shares.

B.	Legal Analysis of Relief

Although the Funds have features that distinguish them from other Active ETFs and Index ETFs, Applicants seek the same exemptive relief from the 1940 Act as traditional ETFs seek. Namely, Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a “redeemable security” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares generally in Creation Units.

Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an AP. Moreover, listing on the Exchange will afford investors the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, Applicants expect that individual Shares will trade at a market price at or close to their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current Index ETFs and Active ETFs to redeem their shares only in Creation Units. While Applicants recognize that there is the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price on one hand, and NAV on the other, due to the absence of daily full portfolio holdings disclosure, Applicants do not believe that such deviations will develop given the Fund’s proposed arbitrage mechanism described above. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange57 at all times on the basis of current

[57]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.58

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to unjust discrimination or preferential treatment among purchasers.

Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, secondary market transactions in Shares should generally

[58]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; 1940 Act Rel. No. 13183 (April 22, 1983).

occur at prices at or close to NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.

Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

3.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ...or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ...or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other, and in addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (each other Fund and registered investment company (or series thereof), an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.59

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Tracking Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding

[59]	See, e.g., Keystone Custodian Funds, Inc., 21 SEC 295 (1945).

Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Except as described in Section I.F. above, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Further, because the Deposit Instruments will be those found in the Tracking Basket, except for cash in certain limited instances, a person purchasing Shares could not cause the Fund to include unwanted instruments it. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a

Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

4.	Section 22(e) of the 1940 Act

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act under the circumstances described below.60 Section 22(e) provides that, except under circumstances not relevant to this request61:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the

[60]	The requested exemption from Section 22(e) of the 1940 Act would only apply to the extent that the Creation Basket includes foreign common stock delivered in-kind.
[61]

Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the 1940 Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to a Fund’s delivery of foreign common stocks in its Creation Basket when delivered-in kind in order to provide payment or satisfaction of redemptions more than seven days after tender. A Fund will deliver the foreign common stock as soon as practicable, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

Applicants submit that Congress adopted Section 22(e) of the 1940 Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within up to 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within up to 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in-kind.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

5.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.62 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.63 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”64

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).65 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these

[62]	Hearing on S.3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 113 (1940).
[63]	Id. at 1114.
[64]	Id. at 112 (testimony of David Schenker).
[65]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).66

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-

[66]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.67

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.68 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive rules and exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes; and (ii) in connection with a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units.69

Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A), except in the circumstances noted above, mitigates concerns about layering of fees.70

[67]	Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.
[68]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

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While as much as 50% of the Tracking Basket’s assets may consist of Representative ETFs, any Representative ETF positions held by a Fund will be held solely for purposes of effecting transactions in Creation Units and will not be held for investment purposes.

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Applicants do not believe that a Fund’s acquisition of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units raises the concerns underlying Section 12(d)(1) of the 1940 Act. Because Representative ETFs will be utilized in the Tracking Basket to make it an effective hedging vehicle, undue influence will not be a concern. In addition, the presence of Representative ETFs in the Tracking Basket will not make the overall Fund structure overly complex because Representative ETFs will be included in the Tracking Basket for the limited purposes of effecting transactions in Creation Units and reflecting a Fund’s holdings’ exposures, rather than to enable a Fund that is held as an investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A) to invest in Representative ETFs for investment purposes.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

6.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.71

Second, the proposed transactions directly between the Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s Registration Statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s Registration Statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as the Funds may offer Investing Funds an expanded array of Active ETF instruments in which to invest. By avoiding the front running and free riding concerns that can arise with daily disclosure of Portfolio Instruments, the Funds may be suitable for a broader range of investment strategies than fully-transparent Active ETFs.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed

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To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV.	Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.

1. As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on an Exchange.

2. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended. The website will also disclose any information regarding the bid/ask spread for each Fund as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended.

3. Each Fund will include the Legend in a prominent location on the outside cover page of its Prospectus, as well as on its website and any marketing materials.

4. On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Tracking Basket and the Tracking Basket Weight Overlap for that day.

5. No Adviser or Sub-Adviser, directly or indirectly, will cause any AP (or any investor on whose behalf an AP may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing the ETF’s entire portfolio at the same time.

7. Each Fund will provide the Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8. Each Fund and each person acting on behalf of a Fund72 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

9. Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between an AP and the Fund or one of its service providers that allows the AP to place orders for the purchase or redemption of Creation Units; (ii) a copy of the Tracking Basket published on the Fund’s website for each Business Day; and (iii) a list of all creation or redemption baskets exchanged with an AP where cash was included in the basket in lieu of some or all of the Tracking Basket securities (except for cash included because the securities are not eligible for trading by the AP or the investor on whose behalf the AP is acting), the amount of any such cash in lieu and the identity of the AP conducting the transaction.

B.	Section 12(d)(1) Relief.

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities

[72]	For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes; and (ii) in connection with a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units.73

V.	Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the

[73]

If the Commission rescinds the Section 12(d)(1) Relief in connection with the adoption of a rule providing similar relief, but that would not, in substance, make the exception in this subparagraph (ii) available, such exception will nonetheless continue to be available with respect to such rule to a Fund relying on the requested ETF Relief, unless the Commission provides otherwise with specific reference to the Applicants.

resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated: November 8, 2019

FIDELITY BEACH STREET TRUST

By:	/s/ William C. Coffey
Name:	William C. Coffey
Title:	Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette
Title:	Chief Legal Officer and Secretary

FMR CO., INC.

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette
Title:	Chief Legal Officer and Secretary

FIDELITY DISTRIBUTORS CORPORATION

By:	/s/ Judy Marlinski
Name:	Judy Marlinski
Title:	President

AUTHORIZATION

FIDELITY BEACH STREET TRUST

In accordance with Rule 0-2(c) under the 1940 Act, William C. Coffey, in his capacity as Secretary of the Fidelity Beach Street Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on December 19, 2018:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/ William C. Coffey
William C. Coffey	November 8, 2019
Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

In accordance with Rule 0-2(c) under the 1940 Act, Cynthia Lo Bessette states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company have been taken, and that as Chief Legal Officer and Secretary thereof, she is authorized to execute and file the same on behalf of Fidelity Management & Research Company.

/s/ Cynthia Lo Bessette
Cynthia Lo Bessette	November 8, 2019
Chief Legal Officer and Secretary

AUTHORIZATION

FMR CO., INC.

In accordance with Rule 0-2(c) under the 1940 Act, Cynthia Lo Bessette states that all actions necessary to authorize the execution and filing of this Application by FMR Co., Inc. have been taken, and that as Chief Legal Officer and Secretary thereof, she is authorized to execute and file the same on behalf of FMR Co., Inc.

/s/ Cynthia Lo Bessette
Cynthia Lo Bessette	November 8, 2019
Chief Legal Officer and Secretary

AUTHORIZATION

FIDELITY DISTRIBUTORS CORPORATION

In accordance with Rule 0-2(c) under the 1940 Act, Judy Marlinski states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Fidelity Distributors Corporation.

/s/ Judy Marlinski
Judy Marlinski	November 8, 2019
President

VERIFICATION

FIDELITY BEACH STREET TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Beach Street Trust, that he is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William C. Coffey
William C. Coffey	November 8, 2019
Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Management & Research Company, that she is Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Cynthia Lo Bessette
Cynthia Lo Bessette	November 8, 2019
Chief Legal Officer and Secretary

VERIFICATION

FMR CO., INC.

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of FMR Co., Inc., that she is Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Cynthia Lo Bessette
Cynthia Lo Bessette	November 8, 2019
Chief Legal Officer and Secretary

VERIFICATION

FIDELITY DISTRIBUTORS CORPORATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Distributors Corporation, that she is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Judy Marlinski
Judy Marlinski	November 8, 2019
President

Exhibit A

Initial Funds

Fidelity ETF

The Fidelity ETF will seek long-term growth of capital. The Adviser will normally invest the Initial Fund’s assets primarily in equity securities. The Adviser will seek to identify early signs of long-term changes in the marketplace and to focus on those companies that may benefit from opportunities created by these changes. The Adviser will also examine technological advances, product innovation, economic plans, demographics, social attitudes, and other factors to identify companies that are innovating in their industry and growing market share. The Adviser will favor companies that show potential for stronger-than-expected earnings or growth and industries that are undervalued or out-of-favor. The Initial Fund’s strategy may lead to investments in small and medium-sized companies. The Adviser may invest the Initial Fund’s assets in securities of foreign issuers in addition to securities of domestic issuers. The Adviser will not be constrained by any particular investment style. At any given time, the Adviser may tend to buy “growth” stocks or “value” stocks, or a combination of both types.

Fidelity Growth Leaders ETF

The Fidelity Growth Leaders ETF will seek long-term growth of capital. The Adviser will normally invests the Initial Fund’s assets primarily in equity securities of well-known and established companies. The Adviser will normally invest at least 80% of the Initial Fund’s assets in leading companies. Leading companies include companies whose stock is included in the S&P 500® Index or the Dow Jones Industrial AverageSM (“DJIASM”), and companies with market capitalizations of at least $1 billion if not included in either index. The Adviser may invest the Initial Fund’s assets in securities of foreign issuers in addition to securities of domestic issuers. The Adviser will invest the Initial Fund’s assets in companies it believes have above-average growth potential.

Fidelity Value Leaders ETF

The Fidelity Value Leaders ETF will seek long-term growth of capital. The Adviser will normally invest the Initial Fund’s assets primarily in equity securities of well-known and established companies. The

Adviser will normally invests at least 80% of the Initial Fund’s assets in leading companies. Leading companies include companies whose stock is included in the S&P 500® Index or the DJIASM, and companies with market capitalizations of at least $1 billion if not included in either index. The Adviser may invest the Initial Fund’s assets in securities of foreign issuers in addition to securities of domestic issuers. The Adviser will invest in securities of companies that it believes are undervalued in the marketplace in relation to factors such as the company’s assets, sales, earnings, growth potential, or cash flow, or in relation to securities of other companies in the same industry.